

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. J. Darby Seré
President and Chief Executive Officer
GeoMet, Inc.
909 Fannin, Suite 1850
Houston, TX 77010

> **Re:** **GeoMet, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **Form 10-Q for Quarterly Period Ended June 30, 2010**
> **Filed July 27, 2010**
> **File No. 0-52155**
> **Response letter dated October 22, 2010**

Dear Mr. Seré:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Selected Financial Data, page 42

Reconciliation of non-GAAP Financial Measures, page 43

1.   We have considered your response to prior comment number 13 from our letter dated September 17, 2010 and are not clear as to what you are trying to convey with respect to the impact of income taxes on your calculations of SMOG and PV-10.

As presented, your SMOG appears to show a net cash inflow from taxes, which effectively implies a net refund or other benefit for taxes. In addressing this, your response seems to explain that, on a discounted basis, your tax assets exceed the net discounted cash inflows and, as a result, a net benefit has been recognized. It is not clear to us when or why this comparison between discounted cash flows and tax assets is being made. In this regard, we note the calculation of SMOG, as outlined in 932-235-50-31. Specifically, future annual cash inflows, less future annual development and production costs, less future annual income tax expense yields future annual net cash flows. These cash flows are then discounted at 10% and summed to yield the standardize measure of discounted future net cash flows. There is no separate tax calculation based on discounted cash flows.

Under this calculation, while tax assets may reduce future income tax expense in a given year or years, it does not appear that they would reduce future income tax expense to an amount below zero, or a net cash inflow.

To help us understand how cash flows related to income tax expenses have impacted your calculation of SMOG, provide us with an analysis that shows the details of your calculation, in total and by year for the first 10 years. Clearly indicate how income tax expense, and the related discount, as shown in your response to prior comment number 12, have been determined. Include any additional description or explanation of your calculation that you believe will provide us with a more complete understanding of your calculation.

Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 72

Note 11 – Income Taxes, page 88

2.   As indicated in prior comment number 14 from our letter dated September 17, 2010, a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome when evaluating whether a valuation allowance for deferred tax assets is needed. Your response to our comment identifies various items of positive evidence that you believe support a conclusion that a valuation allowance is not needed for your net deferred tax asset.

With reference to ASC paragraph 740-10-30-22(a), you cite as one element of positive evidence the fact that you sell the majority of your output to a single customer, and that, although there is no fixed contract, your product is a commodity which you believe could be readily sold to another customer if needed. However, the referenced paragraph contemplates existing contracts or firm sales backlog that will produce enough taxable income to realize the deferred tax asset. Given your lack of existing sales contracts, it is not clear why you believe this paragraph is relevant to your circumstances.

With reference to ASC paragraph 740-10-30-22(c), you cite as an additional element of positive evidence the fact that, excluding the impairment charges, you have cumulative three year pre-tax income. However, the referenced paragraph describes a strong earnings history coupled with evidence that the loss (for example, an unusual, infrequent or extraordinary item) is an aberration rather than a continuing event. A full cost ceiling test impairment is not unusual, infrequent or extraordinary. Similarly, the nature of ceiling test impairments is such that there does not appear to be an objective basis for concluding that they are an aberration. In this regard, we note the disclosure regarding the volatility of natural gas prices and possible future impairments appearing under your first risk factor.

The final positive element cited in your response is a forecast of future profitability you have prepared. In considering the weight to give the forecast, you noted that the forecast was conservative and based on information either from historical results or third parties, and which is objectively verifiable. While the sources of information used to produce your forecast may be verifiable, the forecast is nonetheless a projection of events that may or may not occur in the future and is inherently subjective.

Based on the considerations outlined above, it is not clear that the positive evidence you have described in your response is sufficient to overcome the negative evidence, i.e. your cumulative losses. Further explain to us why you believe the evidence you have considered is sufficient to overcome the cumulative losses, or describe any additional positive evidence you have considered.

Closing Comments

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director